Exhibit 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

For the three-month and-six month periods ended August 31, 2015 and 2014 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

Financial Statements

Consolidated Interim Statements of Financial Position	1

Consolidated Interim Statements of Earnings and Comprehensive Loss	2

Consolidated Interim Statements of Changes in Equity	3

Consolidated Interim Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at August 31, 2015 and February 28, 2015

	August 31,	February 28,
	2015	2015
Assets

Current assets:
Cash	$4,060,693	$4,253,073
Short-term investments	15,135,192	23,372,677
Trade and other receivables	5,265,592	6,172,018
Tax credits receivable	2,264,604	2,571,063
Prepaid expenses	338,411	539,589
Inventories (note 4)	13,706,558	13,383,148
	40,771,050	50,291,568

Property, plant and equipment (note 5)	46,249,454	46,871,217
Intangible assets	1,507,478	1,573,878
Other investment (note 6)	357,882	318,750

Total assets	$88,885,864	$99,055,413

Liabilities and Equity

Current liabilities:
Trade and other payables	$5,805,352	$7,615,346
Loans and borrowings (note 8)	2,456,842	540,039
Advance payments and deferred revenues (note 7)	1,107,253	1,303,808
	9,369,447	9,459,193

Deferred lease inducements	420,437	450,114
Loans and borrowings (note 8)	12,306,275	14,006,847
Derivative warrant liability (note 16)	605,181	2,281,508
Total liabilities	22,701,340	26,197,662

Equity:
Share capital	123,738,370	123,685,960
Warrants (note 9)	648,820	648,820
Contributed surplus	28,567,173	27,534,682
Accumulated other comprehensive loss	(144,897)	(131,250)
Deficit	(102,763,017)	(96,453,762)
Total equity attributable to equity holders of the Corporation	50,046,449	55,284,450

Non-controlling interest (note 10)	10,001,120	11,166,032
Subsidiary warrants and options (note 10)	6,136,955	6,407,269
Total equity attributable to non-controlling interest	16,138,075	17,573,301

Total equity	66,184,524	72,857,751

Commitments and contingencies (note 15)
Subsequent event (note 19)

Total liabilities and equity	$88,885,864	$99,055,413

See accompanying notes to unaudited consolidated interim financial statements.

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and six-month periods ended August 31, 2015 and 2014

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2015	2014	2015	2014

Revenue from sales	$4,273,172	$2,231,311	$6,591,228	$5,922,795
Royalty revenues	104,372	391,549	490,854	391,549
Total revenues	4,377,544	2,622,860	7,082,082	6,314,344

Cost of sales (note 4)	(3,682,629)	(6,544,357)	(7,229,562)	(9,713,211)
Gross margin	694,915	(3,921,497)	(147,480)	(3,398,867)

Research and development expenses, net of tax credits of $37,954 and $63,954 (2014 - $46,774 and $83,588)	(1,672,893)	(3,317,958)	(3,473,130)	(5,383,819)
Selling expenses	(526,334)	(774,312)	(1,245,596)	(1,595,814)
General and administrative expenses	(2,637,876)	(6,404,331)	(5,461,014)	(13,713,766)
Other income – from royalty settlement	–	–	–	1,633,950
Other income – insurance recoveries (note 11)	724,259	–	724,259	–
Loss from operations	(3,417,929)	(14,418,098)	(9,602,961)	(22,458,316)

Finance income (note 12)	1,254,468	52,509	2,804,691	4,266,078
Finance costs (note 12)	(393,590)	(482,492)	(724,514)	(779,206)
Net finance income (costs)	860,878	(429,983)	2,080,177	3,486,872
Loss before income taxes	(2,557,051)	(14,848,081)	(7,522,784)	(18,971,444)

Income taxes (note 14)	–	–	–	(245,093)
Net loss	(2,557,051)	(14,848,081)	(7,522,784)	(19,216,537)

Other comprehensive income (loss) (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale, investment (notes 6 and 16)	(475,007)	–	(13,647)	–

Total comprehensive loss	$(3,032,058)	$(14,848,081)	$(7,536,431)	$(19,216,537)

Net loss attributable to:
Equity holders of the Corporation	$(1,875,247)	$(12,724,655)	$(6,309,255)	$(17,407,527)
Non-controlling interest	(681,804)	(2,123,426)	(1,213,529)	(1,809,010)
Net loss	$(2,557,051)	$(14,848,081)	$(7,522,784)	$(19,216,537)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(2,350,254)	$(12,724,655)	$(6,322,902)	$(17,407,527)
Non-controlling interest	(681,804)	(2,123,426)	(1,213,529)	(1,809,010)
Total comprehensive loss	$(3,032,058)	$(14,848,081)	$(7,536,431)	$(19,216,537)

Basic and diluted loss per share	$(0.02)	$(0.17)	$(0.08)	$(0.24)

Basic and diluted weighted average number of common shares	75,364,233	74,866,124	75,357,687	74,057,410

See accompanying notes to unaudited interim consolidated financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Six-month periods ended August 31, 2015 and 2014

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
					Accumulated
					other			Subsidiary	Non-
	Share capital			Contributed	comprehensive			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	loss	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	–	–	–	–	–	(6,309,255)	(6,309,255)	–	(1,213,529)	(1,213,529)	(7,522,784)
Other comprehensive income for the period	–	–	–	–	(13,647)	–	(13,647)	–	–	–	(13,647)
Total comprehensive income (loss) for the period	–	–	–	–	(13,647)	(6,309,255)	(6,322,902)	–	(1,213,529)	(1,213,529)	(7,536,431)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	–	–	–	578,030	–	–	578,030	265,264	–	265,264	843,294
Exercise of Neptune series 2011-1 warrants (note 9 (a))	33	535	–	–	–	–	535	–	–	–	535
RSUs released (note 13 (b))	15,625	51,875	–	(51,875)	–	–	–	–	–	–	–
Total contributions by and distribution to equity holders	15,658	52,410	–	526,155	–	–	578,565	265,264	–	265,264	843,829

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options, warrants and options by third parties (note 10 (a))	–	–	–	(4,727)	–	–	(4,727)	–	24,102	24,102	19,375
Expiry of Acasti options (note 13 (e))	–	–	–	45,000	–	–	45,000	(45,000)	–	(45,000)	–
Acasti RSUs released (note 10 (a)(iii))	–	–	–	466,063	–	–	466,063	(490,578)	24,515	(466,063)	–
Total changes in ownership interest in subsidiaries	–	–	–	506,336	–	–	506,336	(535,578)	48,617	(486,961)	19,375

Total transactions with equity holders	15,658	52,410	–	1,032,491	–	–	1,084,901	(270,314)	48,617	(221,697)	863,204

Balance at August 31, 2015	75,366,781	$123,738,370	$648,820	$28,567,173	$(144,897)	$(102,763,017)	$50,046,449	$6,136,955	$10,001,120	$16,138,075	$66,184,524

See accompanying notes to unaudited consolidated interim financial statements.

3

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Six-month periods ended August 31, 2015 and 2014

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance at February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

Net loss and comprehensive loss for the period	–	–	–	–	(17,407,527)	(17,407,527)	–	(1,809,010)	(1,809,010)	(19,216,537)

Transactions with equity holders, recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 13)	–	–	–	1,350,706	–	1,350,706	1,924,999	–	1,924,999	3,275,705
Share-based payment transactions with a consultant (note 13 (d))	100,723	280,639	–	(280,639)	–	–	–	–	–	–
Share options exercised (note 13 (a))	325,000	1,153,360	–	(340,860)	–	812,500	–	–	–	812,500
RSUs released (note 13 (b))	268,249	890,587	–	(890,587)	–	–	–	–	–	–
Public offering	11,500,000	29,202,687	–	–	–	29,202,687	–	–	–	29,202,687
Private placement	907,000	2,252,581	–	–	–	2,252,581	–	–	–	2,252,581
IQ financing	–	–	184,020	–	–	184,020	–	–	–	184,020
Total contributions by and distribution to equity holders	13,100,972	33,779,854	184,020	(161,380)	–	33,802,494	1,924,999	–	1,924,999	35,727,493

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti warrants and options by third parties (note 10 (a))	–	–	–	(7,559)	–	(7,559)	–	57,559	57,559	50,000
Exercise of Acasti call-options by third parties (note 10 (a))	–	–	–	(86,641)	–	(86,641)	–	395,704	395,704	309,063
Acasti RSUs released (note 10 (a))	–	–	–	540,669	–	540,669	(572,217)	31,548	(540,669)	–
Exercise of NeuroBioPharm warrants and options by third parties	–	–	–	18,074	–	18,074	–	(11,922)	(11,922)	6,152
NeuroBioPharm SBAs released	–	–	–	217,329	–	217,329	(13,525)	(203,804)	(217,329)	–
Total changes in ownership interest in subsidiaries	–	–	–	681,872	–	681,872	(585,742)	269,085	(316,657)	365,215

Total transactions with equity holders	13,100,972	33,779,854	184,020	520,492	–	34,484,366	1,339,257	269,085	1,608,342	36,092,708

Balance at August 31, 2014	74,979,697	$122,525,444	$648,820	$23,906,517	$(79,505,306)	$67,575,475	$8,912,925	$5,441,033	$14,353,958	$81,929,433

See accompanying notes to unaudited consolidated interim financial statements.

4

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month and six-month periods ended August 31, 2015 and 2014

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2015	2014	2015	2014

Cash flows from operating activities:
Net loss for the period	$(2,557,051)	$(14,848,081)	$(7,522,784)	$(19,216,537)
Adjustments:
Depreciation of property, plant and equipment	584,650	402,257	1,156,342	489,178
Amortization of intangible assets	27,375	27,306	55,152	46,799
Impairment loss related to intangible assets	103,006	269,569	103,006	269,569
Impairment loss related to inventories	–	2,063,712	–	2,063,712
Stock-based compensation	426,017	1,113,838	843,294	3,275,705
Recognition of deferred revenues	(73,566)	–	(418,332)	–
Amortization of deferred lease inducements	(14,839)	(14,839)	(29,677)	(29,678)
Net finance (income) expense	(860,878)	429,983	(2,080,177)	(3,486,872)
Realized foreign exchange gain (loss)	221,158	(6,073)	183,096	(52,510)
Income taxes expense	–	–	–	245,093
	(2,144,128)	(10,562,328)	(7,710,080)	(16,395,541)
Changes in non-cash operating items:
Trade and other receivables	(1,602,901)	4,788,711	906,426	12,124,600
Tax credits receivable	(37,954)	(46,774)	306,459	463,431
Prepaid expenses	69,806	217,430	201,178	584,180
Inventories	357,600	(3,037,013)	(323,410)	(6,664,686)
Trade and other payables	(1,687,982)	678,622	(1,520,080)	3,339,258
Deferred revenues	50,024	–	188,984	–
	(4,995,535)	(7,961,352)	(7,950,523)	(6,548,758)
Income taxes paid	–	–	–	(245,093)
Other finance costs paid	(5,822)	(13,229)	(10,533)	(27,747)
	(5,001,357)	(7,974,581)	(7,961,056)	(6,821,598)
Cash flows from investing activities:
Interest received	138,733	22,889	155,829	52,312
Acquisition of property, plant and equipment	(323,886)	(4,877,100)	(850,295)	(14,545,021)
Acquisition of intangible assets	(42,038)	(75,929)	(49,706)	(82,251)
Maturity of short-term investments	10,717,550	32,935,811	13,971,050	33,435,811
Acquisition of short-term investments	(4,993,600)	(44,800,433)	(4,993,600)	(45,320,519)
Acquisition of an investment in a public company	–	–	(112,000)	–
	5,496,759	(16,794,762)	8,121,278	(26,459,668)
Cash flows from financing activities:
Repayment of loans and borrowings	(5,733)	(4,520)	(11,195)	(8,883)
Proceeds from financing	–	4,429,351	–	4,429,351
Proceeds from exercise of call-options, warrants and options	625	309,834	19,375	365,215
Net proceeds from public offering	–	–	–	29,202,687
Net proceeds from private placement	–	(78,960)	–	2,252,581
Proceeds from exercise of warrants and options	–	812,500	535	812,500
Interest paid	(221,849)	(151,917)	(443,584)	(303,991)
	(226,957)	5,316,288	(434,869)	36,749,460
Foreign exchange gain (loss) on cash held in foreign currencies	103,711	(36,613)	82,267	(268,620)
Net increase (decrease) in cash	372,156	(19,489,668)	(192,380)	3,199,574
Cash beginning of period	3,688,537	29,211,608	4,253,073	6,522,366
Cash, end of period	$4,060,693	$9,721,940	$4,060,693	$9,721,940

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in trade and other payables	$(161,008)	$(2,137,243)	$64,219	$1,811,062
Intangible assets included in trade and other payables	(358)	(58,324)	50,112	6,808
Acquired property, plant and equipment by way of a capital lease	–	–	16,250	–
Grant received or receivable applied against property, plant and equipment	–	140,342	–	140,342
Tax credit receivable applied against property, plant and equipment	–	88,636	–	88,636
Interest capitalized	–	73,291	–	295,936

See accompanying notes to unaudited interim consolidated financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm"). The corporations focus on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their own private labels and brands primarily in North American, European and Australian nutraceutical markets. Neptune’s lead product, Neptune Krill Oil (NKO®), generally come in capsule form and serve as a dietary supplement to consumers.

The nutraceutical business is currently operating with negative cash flows from operations and the Corporation, in aggregate, had negative cash flows from operating activities in the three-month and six-month periods ended August 31, 2015 of $5.0 million and $8.0 million, respectively.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the successful implementation of a company-wide initiative to drive efficiencies and heighten operating performance, along with the ability to achieve stronger revenues in line with higher production levels.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiaries to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

Refer to note 2(d) for the basis of preparation of the financial statements.

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 28, 2015.

The consolidated interim financial statements were authorized for issue by the Board of Directors on October 14, 2015.

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

2.	Basis of preparation (continued):

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, share-based payment (note 13);

•	Available for sale financial assets which are measured at fair value (note 16); and

•	Derivative warrant assets and liabilities which are measured at fair value (note 16).

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•	Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (note 15);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 10 (a));

•	Assessing the criteria for recognition of tax assets and investment tax credits.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 16) and stock-based compensation (note 13);

•	Collectability of trade receivables;

•	Valuation of inventories (note 4). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required;

•	Estimating the recoverable amount of non-financial assets when an indication of impairment is identified.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2015:

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014 the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on March 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)	Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

4.	Inventories:

	August 31,	February 28,
	2015	2015

Raw materials	$7,734,290	$8,678,517
Work in progress	216,903	3,420,838
Finished goods	5,133,484	671,727
Spare parts	621,881	612,066
	$13,706,558	$13,383,148

For the three-month period ended August 31, 2015, the cost of sales of $3,682,629 ($6,544,357 for the three-month period ended August 31, 2014) was comprised of inventory costs of $3,702,172 ($1,731,305 for the three-month period ended August 31, 2014) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory write-down of $945,273 ($2,063,712 for the three-month period ended August 31, 2014), other unallocated production overheads of $440,821 ($2,749,340 of incremental costs related to the plant ramp-up and other unallocated costs for the three-month period ended August 31, 2014) and reversal of write-down on inventory of $1,405,637 (nil for the three-month period ended August 31, 2014). The Corporation recently enhanced its manufacturing process and is now able to utilize some raw material previously written-down in the three-month period ended February 28, 2015.

For the six-month period ended August 31, 2015, the cost of sales of $7,229,562 ($9,713,211 for the six-month period ended August 31, 2014) was comprised of inventory costs of $5,515,601 ($4,835,218 for the six-month period ended August 31, 2014) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory write-down of $945,273 ($2,063,712 for the six-month period ended August 31, 2014), other unallocated production overheads of $2,174,325 ($2,814,281 of incremental costs related to the plant ramp-up and other unallocated costs for the six-month period ended August 31, 2014) and reversal of write-down on inventory of $1,405,637 (nil for the six-month period ended August 31, 2014). The Corporation recently enhanced its manufacturing process and is now able to utilize some raw material previously written-down in the three-month period ended February 28, 2015.

8

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

4.	Inventories (continued):

The carrying value of the inventories carried at net realizable value amounts to $51,487 as at August 31, 2015 ($6,115,763 as at February 28, 2015).

5.	Property, plant and equipment:

		Building	Laboratory	Furniture
		and building	and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
February 28, 2015	$228,630	$22,147,885	$24,188,144	$266,055	$40,503	$46,871,217
August 31, 2015	228,630	21,703,209	24,049,377	240,588	27,650	46,249,454

6.	Other investment:

On October 22, 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean Nutrascience Inc. ("BlueOcean"), a Canadian company, on the signing of an exclusive world-wide, royalty-bearing, non-transferable License Agreement ("License Agreement").

In April 2015, the Corporation acquired 1,120,000 of the publicly traded common shares of BlueOcean under a private placement transaction of BlueOcean at a subscription price of $0.10 per unit, for a total of $112,000 in cash. Each unit consists of one common share of BlueOcean and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.15 in the first two years following the closing of the private placement transaction. The fair value of the investment has been recorded by the Corporation as Other investment. The investment in common shares is classified as available for sale assets while the investment in common share purchase warrants is classified as financial assets held for trading. Subsequent changes in the fair value of the investment in common shares are recorded through other comprehensive income or (loss) while subsequent changes in the fair value of the investment in common share purchase warrants are recorded through profit or (loss).

7.	Advance payments and deferred revenues:

In 2008, the Corporation received a first payment of €500,000 under the terms of a partnership agreement. The agreement foresaw the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. During the six-month period ended August 31, 2015, due to the confirmation of the end of the project, the Corporation recognized deferred revenues into income of $269,569, representing the non-refundable payments under this agreement. These revenues are included in “royalty revenues” in the consolidated statements of earnings and comprehensive loss. As at August 31, 2015, an amount of $610,541 is included in “advance payments and deferred revenues” in the consolidated statements of financial position related to this agreement (February 28, 2015 - $847,316).

9

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	August 31,	February 28,
	2015	2015
Non-current loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, of which $12,500,000 was disbursed as at February 28, 2015 ($3,966,744 received in 2015), bearing interest at 7%, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019. (a)	$11,993,606	$11,900,230

Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 of which $3,500,000 was disbursed as at February 28, 2015 ($462,607 received in 2015), without collateral or interest, payable in monthly instalments of $58,333, from March 2016 to February 2021. The cash contribution received of $3,500,000 has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value is recognized as government grants.	2,686,912	2,569,113

Finance lease liabilities, interest rates between 6.25% and 7.13%, payable in monthly instalments of $2,345 ($1,959 as at February 28, 2015), maturing from November 2018 to March 2019	82,599	77,543
	14,763,117	14,546,886
Less current portion of loans and borrowings	2,456,842	540,039
Non-current loans and borrowings	$12,306,275	$14,006,847

(a)	The loan has been initially recorded at its estimated fair value of $11,851,180, less directly attributable transaction costs of $125,000, using a discount rate of 9%. The difference between the cash received and the estimated fair value of the loan at initial recognition has been allocated to the warrants issued and vested to IQ concurrently with the disbursement of the loan. The warrants are classified within equity.

10

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

9.	Capital and other components of equity:

(a)	Warrants:

The warrants of the Corporation are composed of the following as at August 31, 2015 and February 28, 2015:

		August 31,		February 28,
		2015		2015
	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (classified as equity) (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-1 warrants (classified as equity) (ii)	–	–	188,338	–
Neptune series 2011-2 warrants (classified as equity) (iii)	1,604	–	1,604	–
Neptune series 2011-3 warrants (classified as equity) (iv)	82,813	–	82,813	–
	834,417	$648,820	1,022,755	$648,820

(i)	During the year ended February 28, 2014, as part of the IQ secured loan of $12.5 million, the Corporation agreed to provide IQ with warrants to purchase 750,000 common shares of the Corporation. The warrants are exercisable at an exercise price of $3.37 until December 12, 2019.

(ii)	During the six-month period ended August 31, 2015, 33 Neptune series 2011-1 warrants were exercised for proceeds of $535. The other 188,305 Neptune series 2011-1 warrants expired as at April 12, 2015.

(iii)	Neptune series 2011-2 warrants allow the holder to purchase one Class A share for $10.11 per share until April 12, 2016.

(iv)	Neptune series 2011-3 warrants allow the holder to purchase one Class A share for $10.37 per share until April 12, 2016.

10.	Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

(a)	Acasti:

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis, because, amongst other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at August 31, 2015 and February 28, 2015, Neptune owned 47.54% and 47.68%, respectively (35.17% and 35.35% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the six-month period ended August 31, 2015, the Corporation’s participation in Acasti changed as follows:

(i)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 75,000 Acasti shares from Neptune and cash proceeds in Neptune of $18,750. The impact of these call-options exercised on the non-controlling interest amounts to $23,413.

(ii)	Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 2,500 Acasti shares by Acasti and cash proceeds in Acasti of $625. The impact of these options exercised on the non-controlling interest amounts to $689.

(iii)	Acasti released 169,750 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounts to $(466,063).

11

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

10.	Non-controlling interests ("NCI") (continued):

(a)	Acasti (continued):

During the six-month period ended August 31, 2014, the Corporation’s participation in Acasti changed as follows:

(iv)	Various holders of Acasti options exercised their right to purchase Class A shares, resulting in the issuance of 200,000 shares by Acasti and cash proceeds in Acasti of $50,000. The impact of these options exercised on the non-controlling interest amounted to $57,559.

(v)	Various holders of Acasti call-options exercised their right to purchase Class A shares, resulting in the transfer of 1,186,250 Acasti shares from Neptune and cash proceeds in Neptune of $309,063. The impact of these call-options exercised on the non-controlling interest amounted to $395,704.

(vi)	Acasti released 197,999 restrictive share units to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these restrictive share units released on the non-controlling interest amounted to $(540,669).

(b)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or it subsidiary Acasti:

		August 31,		February 28,
		2015		2015
	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 13 (e))	5,175,635	3,979,694	4,296,250	$3,913,047
Restrictive share units (note 13 (f))	11,250	24,046	184,000	361,007
Call-options (note 13 (g))	4,917,500	2,133,215	5,057,500	2,133,215
	10,104,385	$6,136,955	9,537,750	$6,407,269

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		August 31,		February 28,
		2015		2015
	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014 liability classified
(592,500 held by Neptune)	18,400,000	$605,181	18,400,000	$2,281,508
Series 9 - Private placement warrants 2014	1,616,542	–	1,616,542	–
	20,016,542	$605,181	20,016,542	$2,281,508

12

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

11.	Plant explosion:

During the three-month and six-month periods ended August 31, 2015, the Corporation recognized insurance recoveries related to the 2012 plant explosion for an amount of $724,259, recorded as other income.

12.	Finance income and finance costs:

(a)	Finance income:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2015	2014	2015	2014

Interest income	$8,625	$52,509	$42,141	$88,873
Foreign exchange gain	1,222,918	–	1,086,223	–
Change in fair value of derivative warrant liability (note 16)	22,925	–	1,676,327	4,177,205
Finance income	$1,254,468	$52,509	$2,804,691	$4,266,078

(b)	Finance costs:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2015	2014	2015	2014

Interest charges and other finance costs	$(334,369)	$(173,183)	$(665,293)	$(194,424)
Foreign exchange loss	–	(1,277)	–	(584,782)
Change in fair value of derivative warrant liability (note 16)	–	(308,032)	–	–
Change in fair value of derivative warrant asset	(59,221)	–	(59,221)	–
Finance costs	$(393,590)	$(482,492)	$(724,514)	$(779,206)

13.	Share-based payment:

Description of the share-based payment arrangements:

At August 31, 2015, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not exceeding of 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

13

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

13.	Share-based payment (continued):

(a)	Corporation stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2015 and 2014	$3.10	8,045,818	$3.14	8,052,918
Granted	1.75	963,000	2.77	915,000
Forfeited	3.68	(1,177,500)	3.05	(146,250)
Expired	3.80	(2,025,418)	2.72	(482,500)
Exercised	–	–	2.50	(325,000)
Options outstanding at August 31, 2015 and 2014	$2.60	5,805,900	$3.15	8,014,168

Exercisable options at August 31, 2015 and 2014	$3.01	3,293,744	$3.23	5,819,168

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Six-month period ended August 31, 2015	Six-month period ended August 31, 2014

Exercise price	$1.75	$2.77
Share price	$1.74	$2.63
Dividend	–	–
Risk-free interest	0.56%	0.87%
Estimated life	3.43 years	2.54 years
Expected volatility	56.09%	59.03%

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2015 is $0.69 (2014 - $0.88). No options were granted to non-employees during the six-month period ended August 31, 2015. The weighted average fair value of the options granted to non-employees during the six-month period ended August 31, 2014 was $0.96.

The weighted average share price at the date of exercise for share options exercised during the six-month period ended August 31, 2014 was $2.95. An amount of $340,860 was reclassified to share capital on exercise of these options.

Stock-based compensation recognized under this plan amounted to $246,012 and $531,338, respectively, for the three-month and six-month periods ended August 31, 2015 (2014 - $347,919 and $600,027).

14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

13.	Share-based payment (continued):

(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

The Corporation’s issued and outstanding RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $3.32 per unit.

	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	29,875	739,918
Granted	–	–
Released	(15,625)	(268,249)
Forfeited	(3,000)	(4,583)
RSUs outstanding at August 31, 2015 and 2014	11,250	467,086

Stock-based compensation recognized under this plan amounted to $5,177 and $12,251, respectively, for the three-month and six-month periods ended August 31, 2015 (2014 - $207,651 and $750,679).

The Corporation’s issued and outstanding DSUs vest upon achievement of the service conditions no later than December 31, 2015.  The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The Corporation granted 75,000 DSUs during the six-month period ended August 31, 2015 in compensation for consulting services to be rendered by a member of the Board of Directors (see note 18). The fair value of the DSUs granted during the six-month period ended August 31, 2015 was $1.72 per unit. Stock-based compensation recognized under this plan amounted to $34,441 for the three-month and six-month periods ended August 31, 2015.

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	Weighted average exercise price	Number of warrants

Warrants outstanding and exercisable at March 1 and August 31, 2015	$13.73	383,330

(d)	Share-based payment transactions with a consultant:

During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation are settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the three-month and six-month periods ended August 31, 2015 and 2014, no amount was recorded in the share-based payment expense. During the six-month period ended August 31, 2014, the Corporation issued 100,723 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $280,639 was reclassified from contributed surplus to share capital.

15

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

13.	Share-based payment (continued):

Share-based payments on shares of the subsidiary Acasti:

(e)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, the maximum number of options to be issued is 10% of the number of Acasti Class A shares issued and outstanding at the time of any grant. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of Acasti’s total issued and outstanding shares, with a maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2015 and 2014	$1.53	4,296,250	$1.57	4,911,000
Granted	0.46	1,091,885	1.20	282,500
Exercised	0.25	(2,500)	0.25	(200,000)
Forfeited	1.57	(160,000)	1.03	(79,750)
Expired	2.10	(50,000)	1.80	(100,000)
Options outstanding at August 31, 2015 and 2014	$1.30	5,175,635	$1.61	4,813,750

Exercisable options at August 31, 2015 and 2014	$1.57	3,744,375	$1.56	3,762,625

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Six-month period ended August 31, 2015	Six-month period ended August 31, 2014

Exercise price	$0.46	$1.20
Share price	$0.44	$1.15
Dividend	‒	‒
Risk-free interest	0.66%	1.13%
Estimated life	4.20 years	2.60 years
Expected volatility	65.63%	56.62%

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2015 is $0.21 (2014 - $0.40). No options were granted to non-employees during the six-month periods ended August 31, 2015 and 2014.

The weighted average share price at the date of exercise for options exercised during the six-month period ended August 31, 2015 was $0.42 (2014 - $0.92).

16

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

13.	Share-based payment (continued):

(e)	Acasti stock option plan (continued):

Stock-based compensation recognized under this plan amounted to $52,279 and $111,647, respectively, for the three-month and six-month periods ended August 31, 2015 (2014 - $216,030 and $720,231). Amounts for the six-month periods ended August 31, 2015 and 2014 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(f)	Acasti Restricted Share Unit (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

Acasti’s issued RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $2.89 per unit.

	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	184,000	775,001
Released	(169,750)	(197,999)
Forfeited	(3,000)	(5,834)
RSUs outstanding at August 31, 2015 and 2014	11,250	571,168

Stock-based compensation recognized under this plan amounted to $88,108 and $153,617, respectively, for the three-month and six-month periods ended August 31, 2015 (2014 - $240,771 and $845,745). Amounts for the six-month periods ended August 31, 2015 and 2014 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(g)	Acasti call-options:

From time to time, the Corporation awarded incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2015 and 2014	$1.85	5,057,500	$1.71	7,103,750
Exercised	0.25	(75,000)	0.26	(1,186,250)
Forfeited	2.81	(65,000)	2.98	(105,000)
Call-options outstanding at August 31, 2015 and 2014	$1.86	4,917,500	$1.98	5,812,500

Exercisable call-options at August 31, 2015 and 2014	$1.86	4,895,000	$1.74	4,612,086

Stock-based compensation recognized under this plan amounted to nil, respectively, for the three-month and six-month periods ended August 31, 2015 (2014 - $96,104 and $333,980). Amounts for the six-month periods ended August 31, 2015 and 2014 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

17

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

14.	Income taxes:

During the six-month period ended August 31, 2014, the Corporation paid foreign income taxes on certain foreign revenue.

15.	Commitments and contingencies:

(a)	Commitments:

(i)	Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.

(ii)	The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2016 to September 30, 2022. Minimum lease payments for the next five years are $559,299 in 2016, $342,273 in 2017, $324,417 in 2018, $324,417 in 2019, $324,417 in 2020 and $675,869 thereafter.

(iii)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. Acasti initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $4,886,576, of which an amount of $3,201,966 has been paid to date. As at August 31, 2015, an amount of $175,696 is included in “Trade and other payables” in relation to these projects.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

(i)	A former officer of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized.

(ii)	The Corporation initiated arbitration against a customer that owed approximately US$3.7 million. A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at August 31, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations. A non-significant amount has been recognized in respect of all claims and is included in ''Trade and other payables'' in the consolidated statement of financial position.

16.	Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the loans and borrowings comprising: the finance lease liabilities, the secured loan and the refundable contribution obtained under a federal program is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts and was measured using level 3 inputs.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

16.	Determination of fair values (continued):

Other investment:

The Corporation measured its investment in common shares in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income or (loss). This investment was measured using a level 1 input.

The fair value of the investment in common shares in BlueOcean was determined to be $0.07 per share as at August 31, 2015. The change in fair value amounted to a loss of $475,007 and $13,647, respectively, for the three-month and six-month periods ended August 31, 2015 and is accounted for through other comprehensive income or (loss).

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

The fair value of Acasti’s public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	August 31, 2015	February 28, 2015

Exercise price	US$1.50	US$1.50
Share price	$0.36	$0.55
Dividend	‒	‒
Risk-free interest	1.13%	1.20%
Estimated life	3.26 years	3.76 years
Expected volatility	58.42%	62.94%

The fair value of the warrants issued was determined to be $0.03 per warrant as at August 31, 2015 ($0.13 per warrant as at February 28, 2015). The change in fair value amounted to a gain of $22,925 and $1,676,327, respectively, for the three-month and six-month periods ended August 31, 2015 and are accounted for in finance income (2014 – loss of $308,032 and gain of $4,177,205 in finance costs and finance income, respectively).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $200,614 or a gain of $176,944 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities is presented in the following table:

	August 31, 2015	February 28, 2015

Opening balance at March 1, 2015 and 2014	$2,281,508	$10,821,413
Change in fair value gain recognized in finance income	(1,676,327)	(8,539,905)
Closing balance at August 31, 2015 and February 28, 2015	$605,181	$2,281,508

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

17.	Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

NeuroBioPharm Inc. developed medical food and pharmaceutical products for neurological diseases. Following the Plan of Arrangement providing for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm on February 20, 2015, the corporation became a non-operating entity.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments:

Three-month period ended August 31, 2015:

	Nutraceutical	Cardiovascular		Intersegment eliminations	Total

Revenue from external sales and royalties	$4,370,545	$6,999	$	‒	$4,377,544
Other income – insurance recoveries	724,259	‒		‒	724,259
Depreciation and amortization	(598,122)	(594,610)		580,707	(612,025)
Stock-based compensation	(344,587)	(81,430)		‒	(426,017)
Finance income	334,748	920,473		(753)	1,254,468
Finance costs	(392,562)	(1,028)		‒	(393,590)
Reportable segment loss	(1,896,400)	(1,240,605)		579,954	(2,557,051)
Reportable segment assets	102,663,519	33,027,500		(46,805,155)	88,885,864
Reportable segment liabilities	21,015,217	1,847,844		(161,721)	22,701,340

Three-month period ended August 31, 2014:

	Nutraceutical	Cardiovascular		Neurological		Intersegment Eliminations	Total

Revenue from external sales and royalties	$2,615,321	$7,539	$	‒	$	‒	$2,622,860
Revenue from internal sales, internal research contracts or royalties	276,904	‒		‒		(276,904)	‒
Depreciation and amortization	(425,038)	(585,232)		(81,325)		662,032	(429,563)
Stock-based compensation	(626,936)	(421,369)		(65,533)		‒	(1,113,838)
Finance income	39,315	26,319		‒		(13,125)	52,509
Finance costs	(209,475)	(283,268)		(13,125)		23,376	(482,492)
Reportable segment loss	(11,123,796)	(3,712,176)		(684,392)		672,283	(14,848,081)
Reportable segment assets	133,579,519	41,364,223		3,516,407		(60,530,794)	117,929,355
Reportable segment liabilities	27,970,718	9,275,296		21,995,797		(23,241,889)	35,999,922

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

17.	Operating segments (continued):

Six-month period ended August 31, 2015:

	Nutraceutical	Cardiovascular		Intersegment eliminations	Total

Revenue from external sales and royalties	$7,069,929	$12,153	$	‒	$7,082,082
Revenue from internal sales and internal research contracts	342,080	‒		(342,080)	‒
Other income – insurance recoveries	724,259	‒		‒	724,259
Depreciation and amortization	(1,190,454)	(1,182,454)		1,161,414	(1,211,494)
Stock-based compensation	(686,231)	(157,063)		‒	(843,294)
Finance income	295,673	2,564,771		(55,753)	2,804,691
Finance costs	(722,523)	(1,991)		‒	(724,514)
Reportable segment loss	(6,422,094)	(2,206,351)		1,105,661	(7,522,784)
Reportable segment assets	102,663,519	33,027,500		(46,805,155)	88,885,864
Reportable segment liabilities	21,015,217	1,847,844		(161,721)	22,701,340

Six-month period ended August 31, 2014:

	Nutraceutical	Cardiovascular		Neurological		Intersegment Eliminations	Total

Revenue from external sales and royalties	$6,250,732	$63,612	$	‒	$	‒	$6,314,344
Revenue from internal sales, internal research contracts or royalties	503,753	‒		‒		(503,753)	‒
Other income from royalty settlement	1,633,950	‒		‒		‒	1,633,950
Depreciation and amortization	(529,779)	(1,167,612)		(162,650)		1,324,064	(535,977)
Stock-based compensation	(1,803,081)	(1,115,181)		(357,443)		‒	(3,275,705)
Finance income	60,734	4,370,594		‒		(165,250)	4,266,078
Finance costs	(478,864)	(300,342)		(26,250)		26,250	(779,206)
Reportable segment loss	(16,436,519)	(2,355,754)		(1,609,328)		1,185,064	(19,216,537)
Reportable segment assets	133,579,519	41,364,223		3,516,407		(60,530,794)	117,929,355
Reportable segment liabilities	27,970,718	9,275,296		21,995,797		(23,241,889)	35,999,922

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the pharmaceutical segment and the amortization charge are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the subsidiaries. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Notes to Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended August 31, 2015 and 2014

18.	Related parties:

Transaction with key management personnel:

For the three-month and six-month periods ended August 31, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to $20,000 and $30,000 (nil in 2014), respectively. As at August 31, 2015, the balance due to this corporation amounts to $20,000 ($50,000 as at February 28, 2015). This amount was presented in the consolidated statements of financial position under “trade and other payables”. These consulting services ended when the CFO was appointed.

See note 13 (b) for consulting services to be rendered by a member of the Board of Directors.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2015 and 2014:

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2015	2014	2015	2014

Short-term benefits	$291,430	$385,039	$597,548	$954,766
Severance	‒	85,385	393,000	345,000
Share-based compensation costs	257,964	598,436	566,476	2,333,151
	$549,394	$1,068,860	$1,557,024	$3,632,917

19.	Subsequent event:

On September 29, 2015, Acasti announced that in order to regain compliance with NASDAQ Minimum Bid Price Rules, it will consolidate the issued and outstanding Class A common shares of Acasti on the basis of one (1) post-Consolidation Common Share for every ten (10) pre-Consolidation Common Shares, provided that each fractional Common Share that results from the Consolidation shall be rounded up.

In accordance with TSX Venture Exchange’s and NASDAQ’s bulletins, the Consolidation will be effective at the open of trading on October 15, 2015 (the “Effective Date”) and the Common Shares shall begin trading on the NASDAQ Stock Market and TSX Venture Exchange on a reverse split-adjusted basis on such date, which shall result into approximately 10,661,626 Common Shares issued and outstanding on a post-Consolidation basis.

The exercise price in effect on the Effective Date, in the case of incentive stock options, warrants and other securities convertible into Common Shares (the “Convertible Securities”), will be increased proportionally to reflect the Consolidation. The number of Common Shares subject to a right of purchase under such Convertible Securities shall also be decreased proportionally to reflect the Consolidation, provided that no fractional Common Share shall be issued or otherwise provided theretofore upon the exercise of any Convertible Securities.

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